

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2012

<u>Via Email</u>
Christopher J. Carey
Chief Financial Officer
City National Corporation
City National Plaza
555 South Flower Street
Los Angeles, California 90071

Re: City National Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 28, 2012
Form 10-Q for the Period Ended March 31, 2012
Filed May 9, 2012
File No. 1-10521

Dear Mr. Carey:

We have reviewed your response letter dated May 11, 2012, and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. We have requested changes in future filings. Please include a draft of your proposed disclosure that clearly identifies new or revised disclosure. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to our comment, including the draft of your proposed disclosure, we may have additional comments.

<u>Form 10-K</u>

<u>Disruption of our information systems and security breaches could adversely affect our business and reputation, page 20</u>

1. In your response to prior comment 1, you indicate that you have experienced various attacks, but that your policies, testing and information security resources have been sufficient to avoid any significant compromises of your data systems. In your future filings, starting with your next 10-Q, please disclose that you have experienced attacks to place the risk of cyber security breaches in context for your investors. You may include

language, similar to your response, that describes the low historical impact of these attacks.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David Lyon at (202) 551-3421 or me at (202) 551-3419 with any questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel